Exhibit 12.1
Terra Industries Inc.
Ratio of Earnings to Fixed Charges

	2005	2006	2007	2008	2009

Earnings
Earnings income from continuing operations	31,618	4,729	220,757	632,772	151,515
Income tax expense (benefit)	20,544	9,590	127,316	239,851	74,299

Earnings from continuing operations before income tax	52,162	14,319	348,073	872,623	225,814

Add:
Noncontrolling interest expense	13,667	11,286	50,281	67,684	25,984
Equity investee income	(21,415)	(17,013)	(13,491)	(151,815)	(31,879)
Fixed charges	78,052	69,137	77,147	108,626	81,137
Distributed income of equity investees	46,375	35,875	29,450	72,760	35,825

	116,679	99,285	143,387	97,255	111,067

Subtract:
Preferred security and deferred dividends	18,741	13,961	40,339	73,433	41,205

TOTAL EARNINGS	150,100	99,643	451,121	896,445	295,676

Fixed charges:
Interest expense	53,478	47,991	29,100	27,369	31,860
Preference security dividends of Terra Nitrogen Company, L.P.	13,607	8,861	35,239	69,557	41,149
Preferred dividends	5,134	5,100	5,100	3,876	56
One third of rentals on operating leases	5,833	7,185	7,708	7,824	8,072

	78,052	69,137	77,147	108,626	81,137

Ratio of earnings to fixed charges	1.9	1.4	5.8	8.3	3.6